EXHIBIT 4.1

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the capital stock of Camber Energy, Inc., a Nevada corporation (“Camber”, the “Company”, “we”, and “our”). Only the Company’s common stock, par value $0.001 per share, is registered pursuant to Section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”).

Market Information

Our common stock is quoted on the NYSE American under the symbol “CEI”.

Holders

As of March 20, 2024, there were approximately 53,290 record holders of our common stock.

Description of Capital Stock

The total number of shares of all classes of stock that we have authority to issue is 510,000,000, consisting of 500,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of  March 20, 2024, Camber had (i) 148,940,299 shares of common stock outstanding, (ii) 28,092 designated Series A Convertible Preferred Stock (“Series A Preferred Stock”), 28,092 of which were outstanding, (iii) 5,200 designated shares of Series C Redeemable Convertible Preferred Stock (the “Series C Preferred Stock”), 30 of which were outstanding, (iv) 25,000 designated shares of Series G Redeemable Convertible Preferred Stock (“Series G Preferred Stock”), 5,272 of which were outstanding, and (v) 2,075 designated Series H Convertible Preferred Stock (“Series H Preferred Stock”), 275 of which were outstanding.

Common Stock

Holders of our common stock: (i) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up of our affairs; (ii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iii) are entitled to one vote per share on all matters on which stockholders may vote at all stockholder meetings. Each stockholder is entitled to receive the dividends as may be declared by our directors out of funds legally available for dividends. Our directors are not obligated to declare a dividend. Any future dividends will be subject to the discretion of our directors and will depend upon, among other things, future earnings, the operating and financial condition of our Company, our capital requirements, general business conditions and other pertinent factors.

The presence of the persons entitled to vote 33% of the outstanding voting shares on a matter before the stockholders shall constitute the quorum necessary for the consideration of the matter at a stockholders meeting.

The vote of the holders of a majority of the votes cast on the matter at a meeting at which a quorum is present shall constitute an act of the stockholders, except for the election of directors, who shall be appointed by a plurality of the shares entitled to vote at a meeting at which a quorum is present. The common stock does not have cumulative voting rights, which means that the holders of a majority of the common stock voting for election of directors can elect 100% of our directors if they choose to do so.

All outstanding shares of the Company’s common stock are validly issued, fully paid and non-assessable.

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Preferred Stock

Subject to the terms contained in any designation of a series of preferred stock, the Company’s Board of Directors (the “Board of Directors”) is expressly authorized, at any time and from time to time, to fix, by resolution or resolutions, the following provisions for shares of any class or classes of preferred stock:

1)

The designation of such class or series, the number of shares to constitute such class or series which may be increased (but not below the number of shares of that class or series then outstanding) by a resolution of the Board of Directors;

2)	Whether the shares of such class or series shall have voting rights, in addition to any voting rights provided by law, and if so, the terms of such voting rights;

3)

The dividends, if any, payable on such class or series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any share of stock of any other class or any other shares of the same class;

4)

Whether the shares of such class or series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption or a formula to determine the times, prices and such other conditions;

5)

The amount or amounts payable upon shares of such series upon, and the rights of the holders of such class or series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

6)

Whether the shares of such class or series shall be subject to the operation of a retirement or sinking fund, and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such class or series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

7)

Whether the shares of such class or series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of the same class or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchanges;

8)

The limitations and restrictions, if any, to be effective while any shares of such class or series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of the common stock or shares of stock of any other class or any other series of the same class;

9)

The conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issuance of any additional stock, including additional shares of such class or series or of any other series of the same class or of any other class;

10)

The ranking (be it pari passu, junior or senior) of each class or series vis-à-vis any other class or series of any class of preferred stock as to the payment of dividends, the distribution of assets and all other matters;

11)

Facts or events to be ascertained outside the articles of incorporation of the Company, or the resolution establishing the class or series of stock, upon which any rate, condition or time for payment of distributions on any class or series of stock is dependent and the manner by which the fact or event operates upon the rate, condition or time of payment; and

12)

Any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof, insofar as they are not inconsistent with the provisions of our articles of incorporation, as amended, to the full extent permitted by the laws of the State of Nevada.

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The powers, preferences and relative, participating, optional and other special rights of each class or series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Series A Convertible Preferred Stock

On or about August 1, 2023, Camber filed with the State of Nevada a Certificate of Designations of Preferences, Powers, Rights and Limitations of Series A Convertible Preferred Stock (the “Series A COD”).

Each share of Series A Preferred Stock (1) has no right to vote on any matters, questions or proceedings of Camber, except: (i) on a proposal to increase or reduce Camber’s authorized share capital, (ii) on a resolution to approve the terms of any buy-back agreement, (iii) on a proposal to wind up Camber, (iv) on a proposal for the disposal of all or substantially all of Camber’s property, business and undertaking, (f) during the winding-up of Camber, and/or (g) with respect to a proposed merger or consolidation in which Camber is a party or a subsidiary of Camber is a party, in each case on an as-converted basis (subject to a 9.99% beneficial ownership limitation); (2) will receive, upon the occurrence of a liquidation of Camber, the same amount of consideration that would have been due if such shares of Series A Preferred Stock had been converted into Camber’s common stock immediately prior to such liquidation; and (3) is convertible, at the option of the holder thereof, into 890 shares of Camber’s common stock (subject to a beneficial ownership limitation preventing conversion into Camber’s common stock if the holder would be deemed to beneficially own more than 9.99% of Camber’s common stock). The Series A Preferred Stock does not have any redemption rights and shares equally in any dividends authorized by the board of directors for distribution to holders of Camber’s common stock, on an as-converted basis. James A. Doris, the Chief Executive Officer and director of Camber, currently holds all 28,092 outstanding shares of Series A Preferred Stock.

Series C Redeemable Convertible Preferred Stock

On or about November 8, 2021, Camber filed with the State of Nevada the Fifth Amended and Restated Certificate of Designations of Preferences, Powers, Rights and Limitations of Series C Redeemable Convertible Preferred Stock (the “Series C COD”).

Holders of the Series C Preferred Stock are entitled to cumulative dividends in the amount of 24.95% per annum (adjustable up to 34.95% if a trigger event, as described in the Series C COD occurs), payable upon redemption, conversion, or maturity, and when, as and if declared by our board of directors in its discretion, provided that upon any redemption, conversion, or maturity, seven years of dividends are due and payable on such redeemed, converted or matured stock. The Series C Preferred Stock ranks senior to the common stock. The Series C Preferred Stock has no right to vote on any matters, questions or proceedings of Camber including, without limitation, the election of directors except: (a) during a period where a dividend (or part of a dividend) is in arrears; (b) on a proposal to reduce Camber’s share capital; (c) on a resolution to approve the terms of a buy-back agreement; (d) on a proposal to wind up Camber; (e) on a proposal for the disposal of all or substantially all of Camber’s property, business and undertakings; and (f) during the winding-up of Camber.

The Series C Preferred Stock may be converted into shares of our common stock at any time at the option of the holder, or at Camber’s option if certain equity conditions (as defined in the Series C COD), are met. Upon conversion, Camber will pay the holders of the Series C Preferred Stock being converted through the issuance of common stock, in an amount equal to the dividends that such shares would have otherwise earned if they had been held through the maturity date (i.e., seven years), and issue to the holders such number of shares of common stock equal to $10,000 per share of Series C Preferred Stock (the “Face Value”) multiplied by the number of such shares of Series C Preferred Stock divided by the applicable conversion price of $162.50 (after adjustment following the December 21, 2022 reverse stock split) adjusted for any future forward or reverse splits.

The conversion premium under the Series C Preferred Stock is payable and the dividend rate under the Series C Preferred Stock is adjustable. Specifically, the conversion rate of such premiums and dividends equals 95% of the average of the lowest 5 individual daily volume weighted average prices during the Measuring Period (as defined below), not to exceed 100% of the lowest sales prices on the last day of the Measuring Period, less $0.05 per share of common stock, unless a trigger event has occurred, in which case the conversion rate equals 85% of the lowest daily volume weighted average price during the Measuring Period, less $0.10 per share of common stock not to exceed 85% of the lowest sales prices on the last day of such the Measuring Period, less $0.10 per share. The “Measuring Period” is the period beginning, if no trigger event has occurred, 30 trading days, and if a trigger event has occurred, 60 trading days, before the applicable notice has been provided regarding the exercise or conversion of the applicable security, and ending, if no trigger event has occurred, 30 trading days, and if a trigger event has occurred, 60 trading days, after the applicable number of shares stated in the initial exercise/conversion notice have actually been received into the holder’s designated brokerage account in electronic form and fully cleared for trading. Trigger events are described in the designation of the Series C Preferred Stock, but include items which would typically be events of default under a debt security, including filing of reports late with the SEC.

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The Series C Preferred Stock has a maturity date that is seven years after the date of issuance and, if the Series C Preferred Stock has not been wholly converted into shares of common stock prior to such date, all remaining outstanding Series C Preferred Stock will automatically be converted in to shares of common stock, to the extent Camber has sufficient authorized but unissued shares of common stock available for issuance upon conversion. Notwithstanding any other provision of this designation, available authorized and unissued shares of common stock will be a limit and cap on the maximum number of common shares that could be potentially issuable with respect to all conversions and other events that are not solely within the control of Camber. Camber will at all times use its best efforts to authorize sufficient shares. The number of shares required to settle the excess obligation is fixed on the date that net share settlement occurs. The Dividend Maturity Date (as defined in the Series C COD) will be indefinitely extended and suspended until sufficient authorized and unissued shares become available. 100% of the Face Value, plus an amount equal to any accrued but unpaid dividends thereon, automatically becomes payable in the event of a liquidation, dissolution or winding up by Camber.

Camber may not issue any preferred stock that is pari passu or senior to the Series C Preferred Stock with respect to any rights for a period of one year after the earlier of such date (i) a registration statement is effective and available for the resale of all shares of common stock issuable upon conversion of the Series C Preferred Stock, or (ii) Rule 144 under the Securities Act is available for the immediate unrestricted resale of all shares of common stock issuable upon conversion of the Series C Preferred Stock.

The Series C Preferred Stock is subject to a beneficial ownership limitation, which prevents any holder of the Series C Preferred Stock from converting such Series C Preferred Stock into common stock, if upon such conversion, the holder would beneficially own greater than 9.99% of Camber’s outstanding common stock.

Pursuant to the Series C COD, holders of the Series C Preferred Stock are permitted to vote together with holders of common stock on all matters other than election of directors and shareholder proposals (including proposals initiated by any holders of preferred shares), on an as-if converted basis, subject to the beneficial ownership limitation in the Series C COD, even if there are insufficient shares of authorized common stock to fully convert the Series C Preferred Stock. Also pursuant to certain agreements entered into with the holders of the Series C Preferred Stock in October 2021, due to the occurrence of a trigger event, Camber no longer has the right to conduct an early redemption of the Series C Preferred Stock as provided for in the Series C COD.

On October 31, 2022, Camber filed with the Secretary of State of Nevada an amendment to the Series C COD (the “Series C Amendment”), dated as of October 28, 2022 (the “Series C Amendment Date”), pursuant to agreements between Camber and each of Discover and Antilles signed on October 28, 2022, which amended the Series C COD such that (i) beginning on the Series C Amendment Date and thereafter, when determining the conversion rate for each share of Series C Preferred Stock based on the trading price of Camber’s common stock over a certain number of previous days (“Measurement Period”), no day will be added to what would otherwise have been the end of any Measurement Period for the failure of the Equity Condition (as defined in the Series C COD), even if the volume weighted average trading price (“Measuring Metric”) is not at least $1.50 and each holder of Series C Preferred Stock waived the right to receive any additional shares of common stock that might otherwise be due if such Equity Condition were to apply after the Series C Amendment Date, including with respect to any pending Measurement Period; and (ii) (A) beginning on the Series C Amendment Date and for the period through December 30, 2022, the Measuring Metric will be the higher of the amount provided in Section I.G.7.1(ii) of the Series C COD and $0.20, and (B) beginning at market close on December 30, 2022 and thereafter, the Measuring Metric will be the volume weighted average trading price of the common stock on any day of trading following the date of first issuance of the Series C Preferred Stock.

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On February 21, 2024, Camber filed with the Secretary of State of Nevada a second amendment to the Series C COD  pursuant to an between Camber and Antilles signed on February 15, 2024, which amended the Series C COD as follows: (i) establishing a floor price of $0.15 in connection with determining the Conversion Premium (as defined in the COD) associated with conversions of Series C Preferred Stock, (ii) confirming that the Company may make an early redemption of any outstanding Series C Preferred Stock provided that outstanding promissory notes in favor of the holder of the Series C Preferred Stock or its affiliates are paid in full, and (iii) confirming that no additional conversion shares will be owed to such holder if the Company’s notes in favor of it and its affiliates are paid in full and all then outstanding shares of Series C Preferred Stock have been redeemed.

As of December 31, 2023, Antilles held 30 shares of Series C Preferred Stock and Camber estimated these shares would be able to convert into approximately 8,996,279 shares of common stock pursuant to the conversion formula set out in the Series C COD associated with the Series C Preferred Stock, using approximately $0.2136 as the low volume weighted average price of Camber’s common stock for the purposes of calculating the Conversion Premium due upon conversion.  The Company has the right to redeem the 30 shares of Series C Preferred Stock for cash in an amount equal to the Early Redemption Price provided any debt due to Antilles or its affiliate is paid in full.

As of December 31, 2023, Antilles is entitled to approximately 34.5 million shares of common stock in connection with the prior conversion of approximately 240 shares of Series C Preferred Stock as a result of: (i) Camber not being compliant with all Equity Conditions (as defined in the COD), specifically as it relates to Camber not being in compliance with the NYSE American continued listing standards regarding the minimum stockholders’ equity threshold; (ii) the Measurement Period (as defined in the COD) in respect of the prior conversions being extended each day Camber is not in compliance with said Equity Condition(s); and (iii) the volume weighted average price of Camber’s common stock being lower than the price on the dates of the initial conversion of the 240 shares of Series C Preferred Stock.

Series G Convertible Preferred Stock

On or about December 30, 2021, Camber filed with the State of Nevada a Certificate of Designations of Preferences, Powers, Rights and Limitations of Series G Redeemable Convertible Preferred Stock (the “Series G COD”).

Pursuant to the Series G COD, the Series G Preferred Stock may be converted into shares of common stock at any time at the option of the holder at a price per share of common stock equal to one cent above the closing price of Camber’s common stock on the date of the issuance of such shares of Series G Preferred Stock, or as otherwise specified in that certain Stock Purchase Agreement, dated as of December 30, 2021, by and between Camber and Antilles (the “Series G SPA”), subject to adjustment as otherwise provided in the Series G COD. Upon conversion, Camber will pay the holders of the Series G Preferred Stock being converted a conversion premium equal to the amount of dividends that such shares would have otherwise earned if they had been held through the maturity date.

The Series G Preferred Stock, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior to Camber’s common stock; (b) junior to the Series C Preferred Stock, (c) senior to the Series E Redeemable Convertible Preferred Stock and Series F Redeemable Convertible Preferred Stock, as such may be designated as of the date of the Series G COD, or which may be designated by Camber after the date of this Designation; (d) senior, pari passu or junior with respect to any other series of preferred stock; and (d) junior to all existing and future indebtedness of Camber.

Except as prohibited by applicable law or as set forth in the Series G SPA or Series G COD, the holders of shares of Series G Preferred Stock will have the right to vote together with holders of common stock and Series C Preferred Stock on all matters other than the election of directors and any shareholder proposals (including proposals initiated by any holder of shares of Series G Preferred Stock), in each instance on an as-converted basis, subject to the beneficial ownership limitation in the Series G COD even if there are insufficient shares of authorized common stock to fully convert the shares of Series G Preferred Stock into common stock.

Commencing on the date of the issuance of any such shares of Series G Preferred Stock, each outstanding share of Series G Preferred Stock will accrue cumulative dividends at a rate equal to 10.0% per annum, subject to adjustment as provided in the COD (to a maximum of 30% per annum), of the face value of $10,000 per share. Dividends will be payable with respect to any shares of Series G Preferred Stock upon any of the following: (a) upon redemption of such shares in accordance with the Series G COD; (b) upon conversion of such shares in accordance with the Series G COD; and (c) when, as and if otherwise declared by Camber’s board of directors.

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Dividends, as well as any applicable conversion premium payable under the Series G COD, will be paid in shares of common stock valued at (i) if there is no Material Adverse Change (“MAC”) as at the date of payment or issuance of common shares for the conversion premium, as applicable, (A) 95.0% of the average of the 5 lowest individual daily volume weighted average prices of the common stock on the NYSE American during the applicable measurement period, which may be non-consecutive, less $0.05 per share of common stock, not to exceed (B) 100% of the lowest sales price on the last day of such measurement period less $0.05 per share of common stock, or (ii) during the time that any MAC is ongoing, (A) 85.0% of the lowest daily volume weighted average price during any measurement period for any conversion by a holder, less $0.10 per share of common stock, not to exceed (B) 85.0% of the lowest sales price on the last day of any measurement period, less $0.10 per share of common stock.

On the dividend maturity date (as further described in the Series G COD), Camber may redeem any or all shares of Series G Preferred Stock by paying its holder, in registered or unregistered shares of common stock valued at an amount per share equal to 100% of the Liquidation Value (as described and defined in the Series G COD) for the shares redeemed, and Camber will use its best efforts to register such shares.

Series H Convertible Preferred Stock

On or about August 1, 2023, Camber filed with the State of Nevada a Certificate of Designations of Preferences, Powers, Rights and Limitations of Series H Convertible Preferred Stock (the “Series H COD”).

Each share of Series H Preferred Stock (1) votes an aggregate of 1 voting share on all shareholder matters, voting together with Camber’s common stock as a single class (subject to a 4.99% beneficial ownership limitation, which may be increased to 9.99% at the sole election of the holder thereof); (2) will receive, upon the occurrence of a liquidation of Camber, the same amount of consideration that would have been due if such shares of Series H Preferred Stock had been converted into common stock immediately prior to such liquidation; and (3) is convertible, at the option of the holder thereof, into up to 15,983,333 shares of Camber Common Stock (subject to a 4.99% beneficial ownership limitation, which may be increased to 9.99% at the sole election of the holder thereof) upon achievement of certain sales milestones. Pursuant to that certain Securities Purchase Agreement between Viking Energy Group Inc., a Nevada corporation and wholly-owned subsidiary of Camber (“Viking”) and Jedda Holdings LLC, dated as of February 9, 2022: (i) on or about August 9, 2023, 200 shares of Series H Preferred Stock were converted into 3,333,333 shares of Camber’s common stock; (ii) the outstanding 275 shares of Series H Preferred Stock are convertible into shares of Camber’s common stock at a price of $0.60 per share; (iii) the $10,000 face value per share of each share of Series H Preferred Stock will be convertible into Camber’s common stock at a price per share of: (a) $0.75 once Viking Protection Systems, LLC, a majority owned subsidiary of Viking (“Viking Protections”) has sold between 10,000 and 20,000 Units of the electric transmission ground fault prevention trip signal engaging system developed and sold by Viking Protections (“Units”); (b) $1.00 once Viking Protections has sold between 20,000 and 30,000 Units; (c) $1.25 once Viking Protections has sold between 30,000 and 50,000 Units; (d) $1.50 once Viking Protections has sold between 50,000 and 100,000 Units; and (e) $2.00 once Viking Protections has sold at least 100,000 Units. The Series H Preferred Stock does not have any redemption rights and shares equally in any dividends authorized by the Board of Directors for distribution to holders of Camber’s common stock, on an as-converted basis.

Description of Warrants

As of December 31, 2023, there were an aggregate 3,691,143 outstanding warrants, which were issued pursuant to Common Stock Purchase Warrant Agreements (the “Warrants”) that contains terms and provisions identical to the Form of Warrant filed by Viking as Exhibit 99.3 in Viking’s Current Report on Form 8-K filed on July 6, 2017. The Warrants may be converted into shares of our common stock at any time from the date of initial issuance of such Warrant and on or prior to the close of business on the five-year anniversary date of the initial issuance, for up to 3,691,143 number of shares. The weighted average purchase price for one share of common stock under the Warrants is equal to $0.66 (the “Exercise Price”).

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If the Company, at any time while a Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its common stock or any other equity or equity equivalent securities payable in shares of Camber common stock (which, for avoidance of doubt, shall not include any shares of Camber common stock issued by the Company upon the exercise of such Warrant) ; (ii) subdivides outstanding shares of its common stock into a larger number of shares; (iii) combines (including by way of reverse stock split) outstanding shares of its common stock into a smaller number of shares or (iv) issues by reclassification of shares of its common stock any shares of capital stock of the Company, then in each case the Exercise Price is multiplied by a fraction of which the numerator is the number of shares of Camber’s common stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator is the number of shares of Camber common stock outstanding immediately after such event, and the number of shares issuable upon exercise of such Warrant is proportionately adjusted such that the aggregate Exercise Price of such Warrant remains unchanged. Any such adjustment made pursuant to the above becomes effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and becomes effective immediately after the effective date in the case of a subdivision, combination or re‑classification.

If the Company or any subsidiary thereof, as applicable, at any time while a Warrant is outstanding, sells or grants any option to purchase, or sells or grants any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any of its common stock or any common stock equivalents, at an effective price per share less than the Exercise Price then in effect of such Warrant (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”) (it being understood and agreed that if the holder of the Camber common stock or common stock equivalents so issued is at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, entitled to receive shares of Camber common stock at an effective price per share that is less than the Exercise Price of such Warrant, such issuance is deemed to have occurred for less than the Exercise Price of such Warrant on such date of the Dilutive Issuance at such effective price), then simultaneously with the consummation of each Dilutive Issuance, the Exercise Price is reduced and only reduced to equal the Base Share Price and the number of common stock issuable under such Warrant is increased such that the aggregate Exercise Price payable under such Warrant, after taking into account the decrease in the Exercise Price, is equal to the aggregate Exercise Price prior to such adjustment.

The Warrants are subject to a beneficial ownership limitation, which prevents any holder of Warrants from purchasing common stock pursuant to the Warrants, if upon such purchase, the holder would beneficially own greater than 4.99% of Camber’s outstanding common stock (the “Beneficial Ownership Limitation”). Any holder of Warrants, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of Camber’s outstanding common stock.

Dividend Policy

We have not declared or paid cash dividends or made distributions in the past. We do not anticipate that we will pay cash dividends or make distributions in the foreseeable future. We currently intend to retain and reinvest future earnings to finance operations. We may however declare and pay dividends in shares of our common stock in the future (similar to how we have in the past).

Sales of Unregistered Securities

There have been no sales of unregistered securities during the year ended December 31, 2023, which have not previously been disclosed in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K, except as set forth below:

The Company issued a total of 11,770,671 shares of common stock to preferred stockholders. The shares of common stock were due under one of the stockholder’s prior conversions of Series C Preferred Stock into common stock, and were issued pursuant to the exemptions from registration provided by Sections 3(a)(9), 4(a)(1) and 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 144 promulgated thereunder, as the shares of common stock were issued in exchange for preferred stock of the Company held by the preferred stockholder, there was no additional consideration for the exchanges, there was no remuneration for the solicitation of the exchanges, the exchanged securities had been held by the preferred stockholder for the requisite holding period, the preferred stockholder was not an affiliate of the Company, the Company was not a shell company, there was no general solicitation and the transactions with the shareholders did not involve a public offering.

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Anti-Takeover Provisions Under The Nevada Revised Statutes

Sections 78.378-78.3793 of the Nevada Revised Statutes apply to any acquisition of a controlling interest in an issuing corporation unless the Articles of Incorporation or Bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that the provisions of those sections do not apply to the corporation, or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. A person desiring to acquire a controlling interest in an issuing corporation must do so in accordance with the provisions of Sections 78.378-78.3793 of the Nevada Revised Statutes.

In general, Sections 78.378-78.3793 set forth the procedures for an acquiring person to obtain a controlling interest in an issuing corporation. The securities acquired in such acquisition are denied voting rights unless holders of a majority of the voting power of the corporation approve the granting of such voting rights, and, if the acquisition would adversely alter or change any preference or any relative or other right given to any other class or series of outstanding shares, the holders of a majority of each class or series affected approve the granting of such voting rights.

The provisions of Sections 78.378-78.3793 of the Nevada Revised Statutes do not restrict the directors of an issuing corporation from taking action to protect the interests of the corporation and its stockholders including, but not limited to, adopting or signing plans, arrangements or instruments that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power.

“Controlling  interest” means the ownership of outstanding voting shares of an issuing corporation sufficient, but for the provisions of Sections 78.378 to 78.3793, inclusive, to enable the acquiring person, directly or indirectly and individually or in association with others, to exercise 1) 1/5 or more but less than 1/3, 2) 1/3 or more but less than a majority, or 3) a majority or more of all the voting power of the corporation in the election of directors.

“Issuing corporation” means a corporation which is organized in Nevada and which 1) has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation; and 2) does business in Nevada directly or through an affiliated corporation.

The Company's Bylaws, as amended and restated, provide that the Company is not governed by the provisions of Sections 78.378 to 78.3793, inclusive, of the Nevada Revised Statues, and such sections do not therefore apply to the Company or to an acquisition of a controlling interest by any stockholder of the Company.

Sections 78.411-78.444 of the Nevada Revised Statutes apply to certain combinations of the corporation with interested stockholders.

In general, Section 78.438 prohibits a Nevada corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless the Board of Directors of the corporation approved the business combination prior to the date the person became an interested stockholder.

In general, Section 78.439 provides that business combinations after the three-year period following the date that the stockholder becomes an interested stockholder may also be prohibited unless approved by the corporation's directors before the person became an interested stockholder unless the price and terms of the transaction meet the criteria set forth in the statute.

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“Combination” means any of the following:

1) Any merger or consolidation of the resident domestic corporation or any subsidiary of the resident domestic corporation with:

(a) the interested stockholder; or

(b) any other corporation, whether or not itself an interested stockholder of the resident domestic corporation, which is, or after the merger or consolidation would be, an affiliate or associate of the interested stockholder.

2) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, to or with the interested stockholder or any affiliate or associate of the interested stockholder of transactions, to or with the interested stockholder or any affiliate or associate of the interested corporation:

(a) having an aggregate market value equal to 5% or more of the aggregate market value of all the assets, determined on a consolidated basis, of the resident domestic corporation;

(b) having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the resident domestic corporation; or

(c) representing 10% or more of the earning power or net income, determined on a consolidated basis, of the resident domestic corporation.

3) The issuance or transfer by the resident domestic corporation or any subsidiary of the resident domestic corporation, in one transaction or a series of transactions, of any shares of the resident domestic corporation or any subsidiary of the resident domestic corporation that have an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the resident domestic corporation to the interested stockholder or any affiliate or associate of the interested stockholder except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all stockholders of the resident domestic corporation.

4) The adoption of any plan or proposal for the liquidation or dissolution of the resident domestic corporation proposed by, or under any agreement, arrangement or understanding, whether or not in writing with, the interested stockholder or any affiliate or associate of the interested stockholder.

5) Any:

(a) reclassification of securities, including, without limitation, any splitting of shares, dividend distributed in shares, or other distribution of shares with respect to other shares, or any issuance of new shares in exchange for a proportionately greater number of old shares;

(b) recapitalization of the resident domestic corporation;

(c) merger or consolidation of the resident domestic corporation with any subsidiary of the resident domestic corporation; or

(d) other transaction, whether or not with or into or otherwise involving the interested stockholder, proposed by, or under any agreement, arrangement or understanding, whether or not in writing, with, the interested stockholder or any affiliate or associate of the interested stockholder, which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class or series of voting shares or securities convertible into voting shares of the resident domestic corporation or any subsidiary of the resident domestic corporation which is directly or indirectly owned by the interested stockholder or any affiliate or associate of the interested stockholder, except as a result of immaterial changes because of adjustments of fractional shares.

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6) Any receipt by the interested stockholder or any affiliate or associate of the interested stockholder of the benefit, directly or indirectly, except proportionately as a stockholder of the resident domestic corporation, of any loan, advance, guarantee, pledge or other financial assistance or any tax credit or other tax advantage provided by or through the resident domestic corporation.

“Interested stockholder” means any person, other than the resident domestic corporation or any subsidiary of the resident domestic corporation, who is:

1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation; or

2) an affiliate or associate of the resident domestic corporation and at any time within 3 years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

To determine whether a person is an interested stockholder, the number of voting shares of the resident domestic corporation considered to be outstanding includes shares considered to be beneficially owned by that person through the application of Section 78.414 of the Nevada Revised Statutes, but does not include any other unissued shares of a class of voting shares of the resident domestic corporation which may be issuable under any agreement, arrangement or understanding, or upon exercise of rights to convert warrants or options, or otherwise.

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